Filed Pursuant to Rule 424(b)(3)
File Number 333-162424

PROSPECTUS SUPPLEMENT NO. 3

Prospectus Supplement No. 23
to Prospectus dated October 21, 2009

IBIO, INC.

     This Prospectus Supplement No. 3 supplements our Prospectus dated October 21, 2009, as supplemented by Prospectus Supplement No. 1 dated November 16, 2009 and Prospectus Supplement No. 2 dated February 17, 2010. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, except upon the exercise of warrants.

     Our common stock is quoted on the OTC Bulletin under the symbol IBPM.OB. On March 2, 2010, the closing price of our common stock on the OTC Bulletin Board was $1.05.

     This Prospectus Supplement includes the following attached item:

  Current Report on Form 8-K dated February 25, 2010, as filed by us with the Commission on March 3, 2010.

     YOU SHOULD READ THE PROSPECTUS, AS SUPPLEMENTED, INCLUDING THE RISK FACTORS THAT BEGIN ON PAGE 2 OF THE PROSPECTUS.

     NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is March 3, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or l5 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2010

iBio, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

000-53125	26-2797813
(Commission File Number)	(IRS Employer Identification No.)

9 Innovation Way, Suite 100
Newark, Delaware 19711
(Address of principal executive offices, including zip Code)

(302) 355-0650
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     ☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     ☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Appointment of New Director

On February 25, 2010 and effective March 1, 2010, the Board of Directors (the “Board”) of iBio, Inc. (the “Company”) voted to appoint Philip K. Russell, M.D. to serve on the Board. Dr. Russell will be one of the Board’s Class II directors, whose members’ terms expire at the Company’s annual meeting to be held in late 2010.

There is no arrangement or understanding between Dr. Russell and any other person, pursuant to which Dr. Russell is to be appointed as a director. Dr. Russell is not a party to any transactions that would require disclosure under Item 404(a) of Regulation S-K.

In connection with his appointment, Dr. Russell was granted a stock option to purchase 60,000 shares of the Company's common stock under the Company's stock incentive plan, which shall vest in three equal annual installments beginning on the first anniversary of Dr. Russell’s service, at an exercise price set at the last trading price of the Company's common stock on the OTC Bulletin Board on February 25, 2010.

(e) Employment Agreement

On February 25, 2010, the Company entered into an Employment Agreement with Vidadi Yusibov, Ph.D., the Executive Director of Fraunhofer USA, Inc. Center for Molecular Biotechnology and a former director of the Company, pursuant to which Dr. Yusibov agreed to be the Chief Scientific Officer of the Company. A copy of the Employment Agreement is filed herewith as Exhibit 10.1, and is incorporated herein by reference.

The Employment Agreement provides for a base salary of $100,000 per year plus a one-time $20,000 signing bonus and the potential for additional discretionary bonuses generally available to the Company’s senior executives. Dr. Yusibov was also granted a stock option to purchase 500,000 shares of the Company's common stock under the Company's stock incentive plan, which shall vest in five equal annual installments beginning on the first anniversary of Dr. Yusibov’s service, at an exercise price set at the last trading price of the Company's common stock on the OTC Bulletin Board on February 25, 2010.

The above description is a summary only and is qualified in its entirety by reference to Exhibit 10.1 filed herewith.

Item 8.01.     Other Events.

On February 26, 2010, the Company issued a press release announcing that it has agreed in principle to license its technology, the iBioLaunch(TM) platform, and provide technology transfer services to G-Con, LLC, a private Texas company, and its affiliates, for the development and manufacture of plant-expressed influenza vaccines at a new facility being constructed in Bryan, Texas. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.     Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Employment Agreement, dated February 25, 2010, between iBio, Inc. and Vidadi Yusibov, Ph.D.

99.1	Press Release of iBio, Inc., issued February 26, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

IBIO, INC.

Date: March 3, 2010	By:	/s/ Frederick Larcombe
Frederick Larcombe
Chief Financial Officer

Exhibit 10.1

EMPLOYMENT AGREEMENT, entered into and effective as of March 1, 2010 by and between iBio, Inc. ("Company"), and Vidadi Yusibov, Ph.D. ("Employee").

WHEREAS, the Company is the owner of all of the Technology and Improvements developed by Fraunhofer USA, Inc. Center for Molecular Biotechnology (FCMB) related to expression, engineering, testing, production and validation of human vaccines, human antibodies and human therapeutic proteins in plants, veterinary applications of plant-based influenza vaccines and production techniques and methodologies related to those applications (as more specifically described in agreements between the Company and Fraunhofer and defined therein as the “Technology” and “Improvements”); and

WHEREAS, Fraunhofer and the Company have agreed that until December 31, 2014 Fraunhofer shall further develop exclusively for and transfer to the Company. Technology and Improvements in the Field (as defined in the agreements between them), facilitate technology transfer and implementation of the Technology and Improvements by or for the Company, and provide the Company with access to Fraunhofer personnel and facilities as appropriate to support the Company’s efforts to commercialize the Technology, and that such activities shall be funded by payments from each of the Company and Fraunhofer as provided in the agreements between them and by additional funding in the form of grants from governmental entities and non-governmental organizations, which Fraunhofer has agreed to use its best efforts to obtain in coordination and cooperation with the Company; and

WHEREAS, Fraunhofer and the Company agreed that Fraunhofer is entitled to receive fifteen percent (15%) of receipts derived by the Company from licensing the Technology and Improvements to third parties and the Company is entitled to receive nine percent (9%) of all receipts realized by Fraunhofer from sales, licensing or commercialization of Fraunhofer’s Intellectual Property Rights (as provided in the agreements between Fraunhofer and the Company); and

WHEREAS, Fraunhofer and the Company believe it is in the best interests of each of them to have Dr. Vidadi Yusibov, who is the Executive Director of Fraunhofer’s Center for Molecular Biology, continue as such while he also undertakes the office of Chief Scientific Officer of the Company, as more particularly set forth in this Agreement, in order to most effectively achieve the objectives of each of Fraunhofer and the Company and derive value for each entity from the Technology, and Dr. Yusibov is willing to do so, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1. Employment, Duties and Acceptance

1.1 Company hereby employs Employee for the Term (as defined in Section 2 hereof) to render services in an executive capacity as Chief Scientific Officer to Company and in connection therewith to devote his best efforts to the affairs of the Company and to perform such duties as Employee shall reasonably be requested to perform by officers of the Company, to the extent such efforts and duties are not in conflict with his duties and obligations to Fraunhofer USA, Inc. (“Fraunhofer”) and to the extent such efforts and duties relate to the Field of the relationship already defined by various agreements between Company and Franuhofer.

1.2 Employee hereby accepts such employment and agrees to render to the Company the services of Chief Scientific Officer. Such services shall include the following:

          1.2.1 Review and analysis of plans and proposals for product development and applications of the Company’s Intellectual Property (as defined in the Agreements between Company and Fraunhofer.

          1.2.2 Assist in the development and adjustment of the Company’s strategic plans.

          1.2.3 Assist in capital formation activities and shareholder relations by participating in selected presentations

          1.2.4 Review and participate in development of research and development proposals to be presented to investors and clients.

          1.2.5 Work with other senior executives to develop and monitor research and development budgets for the Company.

          1.2.6 Work with other senior executives to obtain grants from governmental entities and non-governmental organizations to fund further development of the Company’s Intellectual Property.

          1.2.7 Represent Company at conferences relevant to Company's business

          1.2.8 Review and determine methods and procedures to be used for monitoring projects, such as preparation of records of expenditures and research findings, progress reports, and staff conferences, in order to inform management of current status of each project.

          1.2.9 Ensure that the organization remains up-to-date in terms of technological changes, and communicate that information to appropriate directors and managers throughout the organization.

          1.2.10 Work with other senior executives in the selection of contractors and consultants.

1.3 Employee agrees to render such services at Company's offices, but Employee will travel on temporary trips to such other place or places as may be required from time to time to perform his duties hereunder.

2. Compensation

2.1 As compensation for all services to be rendered pursuant to this Agreement, Company agrees to pay Employee a sign-on bonus in the amount of twenty thousand dollars ($20,000) and a base salary at the rate of one hundred thousand dollars ($100,000) per annum. The Salary set forth hereinabove shall be payable in accordance with the regular payroll practices of the Company for executives. All payments hereunder shall be subject to the provisions of Article 4 hereof.

2.2 As further compensation for all services to be rendered pursuant to this Agreement, Company agrees to issue options to purchase five hundred thousand (500,000) shares of Company common stock at a price equal to the closing price on the date of execution of this Agreement, such options to vest over a five-year period in equal annual increments. Continued vesting of options granted hereunder shall be subject to the provisions of Article 4 hereof.

2.3 Company shall pay or reimburse Employee for all necessary and reasonable expenses incurred or paid by Employee in connection with the performance of services under this Agreement upon presentation of expense statements or vouchers or such other supporting information as it from time to time requests evidencing the nature of such expense, and, if appropriate, the payment thereof by Employee, and otherwise in accordance with Company procedures from time to time in effect.

2.4 Employee, as part of Executive Management Team, will participate in and be eligible for the Executive Management Bonus/benifits or other additional compensation in consideration of his performance of the duties undertaken by him under this Agreement.

3. Conflicts With Other Activities

3.1 Company recognizes that Employee is also currently employed by Fraunhofer USA, Inc., acting through its Center for Molecular Biotechnology (“Fraunhofer”), a non-profit corporation of Rhode Island, having a place of business at 9 Innovation Way, Suite 200, Newark, Delaware 19711, and that Employee’s employment with Company will be on a part-time basis. Company and Fraunhofer are parties to an Agreement dated August 20, 2007 pursuant to which Fraunhofer has committed to further develop exclusively for and transfer to the Company rights to proprietary technology and Intellectual Property in the area of plant-based human vaccines, human antibodies, therapeutic proteins, certain veterinary applications, and commercial process and production techniques and methodologies for the foregoing, all as more particularly described in the Agreement. Therefore, the parties believe that employment of Employee by both Fraunhofer and the Company is in the co-incident interests of both Fraunhofer and the Company. In the course of Employee’s activities pursuant to this Agreement, if any of Fraunhofer, the Company or Employee believes that a particular act requested of Employee by

Fraunhofer or Company might put the Employee in conflict between his obligations to Fraunhofer and/or Company, the party perceiving a possible conflict will give notice to that effect to the other parties. All the parties will then promptly confer with each other to resolve the potential conflict.

3.2 During employment with Company, Employee agrees that he will not, without prior written notice to Company, engage in any employment or business other than for Company and Fraunhofer.

4. Employment At Will

4.1 Employee acknowledges and understands that his employment with Company is for an unspecified duration and constitutes “at-will” employment. Employee acknowledges that this employment relationship may be terminated at any time, with or without cause and with or without advance notice, at the option of either Company or Employee.

5. Protection of Confidential Information

5.1 In view of the fact that Employee's work as an employee of Company will bring Employee into close contact with many confidential affairs of the Company and its affiliates, including matters of a business nature, such as information about costs, profits, markets, sales, and any other information not readily available to the public, and plans for future commercial and technological developments, Employee agrees:

          5.1.1 To keep secret all confidential matters of Company and its affiliates and not to disclose them to anyone outside of Company, either during or after Employee's employment with Company, except with Company's written consent; and

          5.1.2 To deliver promptly to Company on termination of Employee's employment by Company, or at any time Company may so request, all memoranda, notes, records, reports, and other documents (and all copies thereof) relating to Company's and its affiliates' businesses which Employee may then possess or have under the Employee's control.

6. Ownership of Results of Services:

6.1 Company shall own, and Employee hereby transfers and assigns to it, all rights of every kind and character, in perpetuity, in and to any material and/or ideas written, suggested, or submitted by Employee hereunder which relate to the Intellectual property owned by the Company and all other results and proceeds of Employee's services hereunder, whether the same consists of scientific, technical, clinical, engineering or any other form of works, themes, ideas, creations, products, or compositions (collectively, “Employee Inventions”). Employee agrees to execute and deliver to Company such assignments or other instruments as Company may require from time to time to evidence its ownership of the Employee Inventions. To the extent Employee Inventions are based on Employee’s employment by Fraunhofer USA, Inc. the ownership referred to herein shall be considered derivative of the transfer of ownership of such information from Fraunhofer to Company under the above referenced Agreements.

7. Notices:

7.1 All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid telegram, or mailed first-class, postage prepaid, as follows:

If to Employee:	Vidadi Yusibov Ph. D.
9 Innovation Way, Suite 200
Newark, Delaware 19711

With email copies to:

Vidadi Yusibov Ph.D.	vyusibov@fraunhofer-cmb.org
and
William F. Hartman, Ph.D.	whartman@fraunhofer.org

If to Company:	iBio, Inc.
9 Innovation Way, Suite 100
Newark, Delaware 19711

With email copies to:

Robert B. Kay	robertbkay@ibioinc.com
and
Robert L. Erwin	rerwin@ibioinc.com

or such other addresses as either party may specify by written notice to the other as provided in this Section 7.1.

8. General

8.1 It is acknowledged that the rights of Company under this Agreement are of a special, unique, and intellectual character which gives them a peculiar value, and that a breach of any provision of this Agreement (particularly, but not limited to, the provisions of Articles 5 and 6 hereof), will cause Company irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law.

Accordingly, without limiting any right or remedy, which Company may have in the premises, Employee specifically agrees that Company shall be entitled to seek injunctive relief to enforce and protect its rights under this Agreement.

8.2 This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes all prior agreements, arrangements, and understandings. Nothing herein contained shall be construed so as to require the commission of any act contrary to law and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation, the latter shall prevail, but in such event the provision of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements. Without limiting the generality of the foregoing, in the event that any compensation or other monies payable hereunder shall be in excess of the amount permitted by any such statute, law, ordinance, or regulation, payment of the maximum amount allowed thereby shall constitute full compliance by Company with the payment requirements of this Agreement.

8.3 No representation, promise, or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise, or inducement not so set forth. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

8.4 The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors, and assigns. This Agreement, and Employee's rights and obligations hereunder, may not be assigned by Employee. Subject to the prior approval of Franuhofer USA, Inc., Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its business and assets. Company may also assign this Agreement to any affiliate of Company; provided, however, that no such assignment shall (unless Employee shall so agree in writing) release Company of liability directly to Employee for the due performance of all of the terms, covenants, and conditions of this Agreement to be complied with and performed by Company. The term "affiliate", as used in this agreement, shall mean any corporation, firm, partnership, or other entity controlling, controlled by or under common control with Company. The term "control" (including "controlling", "controlled by", and "under common control with"), as used in the preceding sentence, shall be deemed to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such corporation, firm, partnership, or other entity, whether through ownership of voting securities or by contract or otherwise.

8.5 Subject to the prior approval of Fraunhofer, this Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

8.6 This Agreement shall be governed by and construed according to the laws of the State of Delaware applicable to agreements to be wholly performed therein.

8.7 This Agreement will become effective on the date on which the last of the following occurs:

     a. The Board of Directors of Fraunhofer USA, Inc. delivers its written approval of this Agreement; and

     b. The Board of Directors of the Company delivers written notice of its approval of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

iBio, Inc.	Vidadi Yusibov

/s/ Robert B. Kay	/s/ Vidadi Yusibov
By

Chairman	February 25, 2010
Title	Date

February 25, 2010
Date

Exhibit 99.1

iBio, Inc. Announces Agreement in Principle for Licensing Large-Scale Vaccine Production Facility Using Green Plant Technology

NEWARK, Del., Feb 26, 2010 (BUSINESS WIRE) -- iBio, Inc. (IBPM) announced today that it has agreed in principle to license its technology, the iBioLaunch(TM) platform, and provide technology transfer services to G-Con, LLC, a private Texas company, and its affiliates, for the development and manufacture of plant-expressed influenza vaccines at a new facility being constructed in Bryan, Texas. The "GreenVax Project" will show proof of concept for a large-scale vaccine production facility using Nicotiana plants grown hydroponically in a contained environment. In contrast to current methods of production, the iBio green plant technology platform holds the promise of shortening vaccine production from months to weeks and allowing rapid response to newly emerging viruses not possible with conventional vaccine technology. Although the Project's initial goal is to produce candidate H1N1 vaccines, iBio's technology is highly adaptable to other influenza strains, other infectious diseases, as well as cancer.

The iBioLaunch platform, the enabling technology for the GreenVax Project, was developed by the Fraunhofer USA Center for Molecular Biotechnology. The technology has been successfully applied to a wide range of vaccine and therapeutic targets, and in addition to the investments made by iBio, has attracted funding from the U.S. government and the Bill & Melinda Gates Foundation.

"The iBioLaunch technology with its rapid response capability provides a valuable alternative to traditional vaccine production systems," said Dr. Vidadi Yusibov, Executive Director of the Fraunhofer USA Center for Molecular Biotechnology. "The GreenVax Project is a significant step towards practical implementation of the iBioLaunch technology."

"This is a landmark new technology that could dramatically increase the nation's capability to produce vaccines for infectious diseases, including influenza," said Dr. Brett Giroir, vice chancellor for research of the Texas A&M University System. Texas A&M is a member of the GreenVax consortium.

"The flexibility of the plant-based system, combined with its low cost and ability to massively scale, may provide vaccine protection not only to citizens of the United States, but also to many parts of the world that cannot currently afford vaccines," said Dr. Barry Holtz, President of G-Con.

"We expect vaccines against influenza, including seasonal influenza, to be among the earliest applications of the iBioLaunch technology," said Robert Kay, Chairman and Chief Executive Officer of iBio. "In the new GreenVax facility, G-Con's modular production technology should significantly enhance the economy, speed and flexibility advantages of our system for application to a broad range of biologic products."

Research and development for the GreenVax Project will occur on a secure, 21-acre site on the campus of the Texas A&M Health Science Center in Bryan, Texas. There will be a custom-designed, 145,000-square-foot bio-production facility that is being constructed by G-Con. The facility has been optimized to achieve the goals of this project, yet remains expandable as required without interruption of core operations. The projected final scale capacity of the facility is 100 million doses per month. Although there are currently no approved plant-based flu vaccines, a clinical development program for influenza vaccines produced with the iBioLaunch platform is underway.

About iBio, Inc.

iBio, Inc. is a biopharmaceutical company commercializing its proprietary technology, the iBioLaunch(TM) platform, for the production of biologics including vaccines and therapeutic proteins. The iBioLaunch platform uses transient gene expression in green plants for superior efficiency in protein production. Advantages include significantly lower capital and process costs, and the technology is ideally suited to infectious disease applications where speed, scalability and surge capacity are important. iBio's strategy is to utilize its technology for development and manufacture of its own product candidates and work with both corporate and government clients to reduce their costs during product development and meet their needs for low cost, high quality biologics manufacturing systems. iBio owns technology developed at the Fraunhofer USA Center for Molecular Biotechnology, and continues to sponsor development and refinement of the technology for broad applications in human healthcare. Further information is available at www.ibioinc.com. An iBio corporate video is available atwww.client.dssimon.com/fe/ibio_webisode.wmv

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Statements included in this release related to iBio, Inc. may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties such as competitive factors, technological development, market demand, and the Company's ability to obtain new contracts and accurately estimate net revenues due to variability in size, scope and duration of projects. Further information on potential risk factors that could affect the Company's financial results can be found in the company's Reports filed with the Securities and Exchange Commission.

SOURCE: iBio, Inc.

iBio, Inc.
Robert Erwin, 302-355-2335
President
rerwin@ibioinc.com
or
Media
Rx Communications, Inc.
Eric Goldman, 917-322-2563
Vice President
egoldman@rxir.com